77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Credit Allocation Income Trust III (“BPP”) held on November 2, 2012, the results were as follows:

           The shareholders of BPP are being asked to approve an Agreement and Plan of Reorganization among BPP, BTZ Merger Subsidiary and BlackRock Credit Allocation Income Trust IV and the termination of the BPP’s registration under the Investment Company Act of 1940.

With respect to the Proposal, the shares of BPP were voted as follows:

For                                         Against                                                       Abstain
9,327,869                                         1,583,329                                         193,959

The shareholders of BPP are being asked to approve the removal of BPP’s investment policy requiring that BPP invests at least 25% of its Managed Assets in the securities of companies principally engaged in providing financial services and amending BPP's fundamental investment restriction regarding industry concentration to remove the exception for the financial services industry.

With respect to the Proposal, the shares of BPP were voted as follows:

For                                         Against                                                       Abstain
9,324,634                                         1,578,720                                         201,801